SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of APRIL, 2004

                               HALO RESOURCES LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F      X       Form 40-F
                                 -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No    X
                            -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                   HALO RESOURCES LTD.
                                                   (Registrant)

Date   APRIL 19,   2004                            By  /s/ Nick DeMare
     ---------------------                         ---------------------------
                                                   (Signature)
                                                   Nick DeMare, President


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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         HALO RESOURCES LTD. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, British Columbia   V6E 3V7
         Phone: (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         April 15, 2004

3.       PRESS RELEASE

         The press release was released on April 19, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, President
         Phone: (604) 685-9316

9.       DATE OF REPORT

         April 19, 2004.


                                                          /s/ Nick DeMare
                                                          ----------------------
                                                          Nick DeMare, President

                               HALO RESOURCES LTD.

                        #1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7
                  TEL: (604) 685-9316      FAX: (604) 683-1585
              TSX VENTURE SYMBOL: HLO.V      OTCBB SYMBOL: HLOSF

--------------------------------------------------------------------------------


NEWS RELEASE                                                      APRIL 19, 2004


The Company announces that it has completed the private placement announced on February 19, 2004, as amended April 7, 2004, and issued 2,682,000 common shares and warrants for the purchase of an additional 2,682,000 common shares until April 15, 2006. Of the shares and warrants issued, 82,000 were issued as finder's fee. The securities issued have a hold period expiring August 16, 2004.



ON BEHALF OF THE BOARD


/s/ Nick DeMare
----------------------
Nick DeMare, President

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.